Exhibit 99.1

AGNICO EAGLE ANNOUNCES ELECTION OF DIRECTORS

Toronto (April 26, 2013) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico”) today announced that, at the annual and special meeting of shareholders held earlier today (the “Meeting”), each of the thirteen nominees listed in the management information circular dated March 11, 2013 were elected as directors of Agnico.  The detailed results of the vote are set out below.

Nominee	Votes For*	Votes Withheld*	Total Votes Cast*	Percentage of Votes For	Percentage of Votes Withheld
Dr. Leanne M. Baker	96,177,927	18,312,171	114,490,098	84.01%	15.99%
Douglas R. Beaumont	113,998,441	491,657	114,490,098	99.57%	0.43%
Sean Boyd	114,084,715	405,383	114,490,098	99.65%	0.35%
Martine A. Celej	113,973,697	516,401	114,490,098	99.55%	0.45%
Clifford J. Davis	114,080,430	409,668	114,490,098	99.64%	0.36%
Robert J. Gemmell	100,482,795	14,007,219	114,490,014	87.77%	12.23%
Bernard Kraft	114,030,133	459,965	114,490,098	99.60%	0.40%
Mel Leiderman	114,073,167	416,931	114,490,098	99.64%	0.36%
James D. Nasso	112,025,911	2,464,187	114,490,098	97.85%	2.15%
Dr. Sean Riley	114,066,082	424,016	114,490,098	99.63%	0.37%
J. Merfyn Roberts	108,303,187	6,186,911	114,490,098	94.60%	5.40%
Howard R. Stockford	114,003,580	486,518	114,490,098	99.58%	0.42%
Pertti Voutilainen	114,066,832	423,266	114,490,098	99.63%	0.37%

* As a ballot was not required, the number of votes disclosed reflects only the proxies received by management of Agnico in advance of the Meeting.

About Agnico

Agnico is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 31 consecutive years.  www.agnicoeagle.com

For further information:	Investor Relations
(416) 947-1212